LAW OFFICES OF THOMAS G. AMON

500 Fifth Avenue, Suite 1650
New York, NY 10110

Tel: (212) 810-2430
Fax: (212) 810-2427

August 9, 2006

Jeffrey P. Riedler
Assistant Director
United States Securities and
Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re:	CYBRA Corporation; Form SB-2 Registration
Statement; File No. 333-135068; Comment Letter
Dated July 13, 2006 (the “Comment Letter”)

Dear Mr. Riedler:

On behalf of CYBRA Corporation (the “Company”), we herewith respond to the Comment Letter. References are to each numbered comment from the Comment Letter.

1. Based on the reference to the relatively large number of shares of common stock to be registered for resale under the proposed SB-2 compared to the number of shares currently outstanding, it would appear that a question has arisen as to whether the substance of the transaction in question qualified it for a shelf registration under Rule 415(a)(1)(i). Specifically, the question has arisen as to whether the transaction is in reality a primary offering by this Company of over 14 million shares of common stock to the public, with the selling shareholders acting, in essence, as underwriters. If so, the Company would not be eligible to use Form SB-2 for such an offering, its public float being less than $75 million. See General Instruction B.1. for use of Form SB-2.

In order to discern the substance of the transaction, note the following:

▪
The private placement of the notes and warrants was, in large part, undertaken in order to pay for the repurchase of preferred shares from an investor which presented itself in 2005. Since this opportunity was presented to the Company in late 2005, the Company had a short period of time to raise the funds required.

▪
Each Convertible Debenture and each of the two warrant instruments contains the “Maximum One Holder Exercise Limitation,” i.e. a provision whereby the holder may not convert the principal (or accrued interest) of the note or exercised the warrants if such conversion or exercise will cause the holder to become a beneficial owner of more that 4.99% of the outstanding shares of the common stock on the date of conversion or exercise. On June 15, 2006, there were 10,956,000 shares of common stock outstanding. So the restriction would prohibit conversion or exercise of more than approximately 550,000 shares by any one holder.

▪
Neither of the Common Stock Purchase Warrants provides for a mandatory exercise by the holder upon call of the issuer, i.e. there is no assurance that any of the proceeds from the exercise of the Class A and B Warrants of approximately $3.25 million would be ultimately received by the Company.

In light of the foregoing, it is submitted that the substance of the transaction, particularly as it compares to a direct public offering by the issuer, should be viewed as follows:

1.
A private placement with institutional investors under Rule 506 of Regulation D was the only viable alternative. In other words, the Company’s choices were to consummate a favorable deal which significantly enhanced its balance sheet and ability to borrow or not to consummate it at all.

2.
Even if one ignores the exigencies of the underlying transaction, because of the Maximum One Holder Exercise Limitation, the investors could not, for the foreseeable future, actually acquire and hold for resale shares of common stock in excess of approximately 550,000. The exercise price of the Class A Warrants and Class B Warrants are $.75 and $1.25 respectively. Thus, it is extremely unlikely that a significant portion of these shares to be registered for resale would actually be acquired by the investors through conversion of the notes and exercise of the various warrants and then resold on the open market in the next two years. After the expiration of the three years, the principal of the notes must be repaid by the Company and no conversion is possible and, in general terms, shares of common stock then held by the investors should, under general securities law principles, be considered as having come to rest in their hands and no longer as securities held by them as de facto underwriters. In fact, because the notes mature in three years and the conversion price applicable to the notes is the lowest compared to the various warrants (at price applicable to the notes is the lowest compared to the various warrants (at $.75 and $1.25), the most likely scenario is that in the next three years, the investors might convert and attempt to resell most or all of the principal and, possibly, the accrued interest on the notes, but not exercise any of the warrants. The maximum amount of shares of common stock offered for resale to the public under these circumstances would be 8,326,000 or approximately 75% of the shares outstanding on June 15, 2006.

3.
Moreover, even if one ignores the exigencies of the underlying transaction, if the Company had actually been intent on raising approximately $5.75 million ($2.5 million from the proceeds of the notes and approximately $3.25 million from the proceeds of various warrants) from the public, using the Class A and B to raise approximately 57% of this amount ($3.25 million) would have made absolutely no sense. This is because the intermediaries holding the warrants have agreed on a limitation that prevents unlimited exercise of the warrants (see discussion in paragraph 2 above), thus preventing a free flow of proceeds to the Company, and, in any event, the intermediaries cannot be forced to exercise the warrants when the Company needs the additional capital. None of these limitations would ordinarily be present in a direct public offering.

In summary, therefore, the substance of the transaction in question is a typical PIPE (a) lacking the fundamental feature of a direct public offering - the certainty that the money will indeed be received by the issuer if the offering is successful, and (b) where, in practical terms, a significant number of shares of common stock, but not nearly the number actually registered for resale, may end up being resold to the public within a time horizon during which the PIPE investors may be considered underwriters.

Prospectus Cover Page

2. The disclosure on the cover page and elsewhere has been expanded in response to the Staff’s comments.

3. The cross-reference has been revised in response to the Staff’s comment.

4. The third paragraph has been relocated as per the Staff’s comment.

5. The parentheticals have been removed.

6. The references to “certain debenture and warrant holders” and “underlying certain debentures owned by the debenture holders” have been removed.

7. We have added additional disclosures in response to the Staff’s comment:

Prospectus Summary - page 5

CYBRA Corporation - page 5

8. The disclosure here has been rewritten as per the Staff’s comment as follows:

“CYBRA CORPORATION

Founded in 1985 and headquartered in Yonkers, New York, CYBRA Corporation is a developer and distributor of bar code and RFID1  Short for Radio Frequency Identification, RFID is a technology similar to bar code identification. Unlike bar codes, RFID tags can be detected by radio receivers without being “seen” as long as they are within range of a specialized radio receiver. The E-Z Pass toll collection system is an example of RFID technology. Cobra’s technology is not used in the E-Z Pass toll collection system. software for IBM’s i5 and iSeries (formerly known as the AS/400 computer systems. The Company’s flagship product is sold under the MarkMagicTM brand.

MarkMagicTM Bar Code and RFID Software allows users to design virtually any type of bar coded document — such as labels, forms, RFID tags, tickets, and magnetic stripe plastic cards — on any i5 terminal, or PC connected to an i5. MarkMagic also prints documents containing barcodes and RFID tags for a variety of applications, such as, supply chain shipping and inventory control. Certified ServerProven by IBM, MarkMagicTM can be used with any of the thousands of application software packages that run on the IBM i5. MarkMagicTM supports virtually any thermal bar code label printer; RFID smart label encoders from Monarch, Printronix, and Zebra; dot matrix printers; all IBM AFP/IPDS and Hewlett Packard type laser printers; and plastic ID Card printers. In addition, all printers are supported over wireless networks.

With a simple, uniform interface, MarkMagicTM lets businesses design and print bar code labels, RFID tags, electronic forms, and other media, using live data, with little or no programming necessary. MarkMagicTM currently addresses the IBM i5 market. CYBRA plans to migrate MarkMagicTM to other computing platforms by 2007.

MarkMagicTM Version 5.1, which contains RFID support and an enhanced document designer, was officially launched in October 2004. CYBRA’s leading customers operate in a diverse group of industries including: Apparel, Automotive, Consumer Goods, Health, Manufacturing, Retail, and Software.

CYBRA’s fundamental strategy has been to establish partnerships that embed MarkMagicTM in leading Manufacturing, Supply Chain and Warehouse Management software products.

The Company is currently developing new software that would enable it to be a leading supplier of bar code and RFID solutions across all computing platforms by enhancing RFID capabilities and services and transitioning its software base to an open computing model.

CYBRA utilizes a direct sales model in the U.S. and operates through resellers internationally.

The Company maintains its executive offices at One Executive Blvd., Yonkers, NY 10701. Its telephone number is (914) 963-6600. CYBRA’s website address is www.cybra.com.”

1 Short for Radio Frequency Identification, RFID is a technology similar to bar code identification. Unlike bar codes, RFID tags can be detected by radio receivers without being “seen” as long as they are within range of a specialized radio receiver. The E-Z Pass toll collection system is an example of RFID technology. Cobra’s technology is not used in the E-Z Pass toll collection system.

9. Please refer to the amended material enclosed in response to comment No.8 referenced above.

10. We have deleted all references to customers.

11. We have deleted the projections in this section in response to the Staff’s comment.

12. The Company’s website is www.cybra.com. We have included its address in the summary.

Risks Factors - page 7

13. - 14. We have deleted reference to the named competitors, and we have clarified the nature of our customer purchases as follows:

“After the initial purchase, most CYBRA customers choose a yearly recurring service plan. In addition, on an on-going basis, many CYBRA customers make continued purchases of items such as add-on software options, bar code hardware, bar code supplies, training and services.”

We are dependent on strategic relationships - page 11

15. We have expanded the discussion as follows:

“CYBRA’s key distributors and resellers are Manhattan Associates, SSA Global, Apparel Business Systems, and Vormittag Associates.” Written agreements with these companies are confidential and cannot be disclosed. We have included in the pre-effective amendment, as an Exhibit, the Form of Reseller Agreement current used by the Company.

Reliance upon third-party suppliers for components may place us at risk of interruption of supply or increase in costs - page 11

16. We have expanded this discussion as follows:

“CYBRA’s primary suppliers are: Paxar/Monarch (bar code and RFID printers and printing supplies), Psion Teklogix (bar scanners and wireless equipment), ScanSource (wholesale distributors), Blue Star (wholesale distributors), Nimax (wholesale distributors). Adverse affects could limit our ability to fill customer orders for bar code and RFID hardware and supplies, resulting in potential loss of revenues and loss of goodwill. Replacing any one supplier could take weeks.”

We are subject to control by officers and management and there could be conflicts of interest with management which may be adverse to your interests - page 11

17. This discussion has been clarified in response to the Staff’s comment.

The existence of outstanding warrants may harm our ability to obtain additional financing and their exercise will result in dilution to your interests

18. The risk factor has been expanded as per the Staff’s comment.

Selling Shareholders - page 13

19. We have expanded the discussion to explain the circumstances of the sale to these investors.

20. We have clarified this discussion.

21. The information is correct but has been revised and clarified to more clearly separate the 1,860,000 shares.

22. The FN has been expanded to refer to the underlying documents wherein the 130% requirement is contained.

23. We have clarified this disclosure in response to the Staff’s comment to more clearly differentiate shares acquired in the private placement and those acquired in connection with the Debenture Offering.

24. This information has been added by means of footnotes.

Management - page 18

25. - 26. We have expanded the discussion to more clearly indicate the five year employment histories.

27. - 28. We have amended the filing to show this information in tabular form and we have repositioned the section concerning “Certain Relationship and Related Transactions”.

Directors to be appointed - page 20

29. The information concerning these directors to be appointed has been amended as follows:

“Directors to be Appointed

The Company agreed, in connection with the Private Placement, to allow the purchasers of Debentures to appoint two members to its Board of Directors. The following individuals have been chosen by the Purchasers to join the Board of Directors after the Effective Date of this Registration Statement:

Jonathan Rubin

Jonathan Rubin, age 36 is an experienced small businessperson, having run his own businesses for the past five years. Mr. Rubin is a partner in the Jefferson Title Agency which is licensed in several states. He is a seasoned real estate professional, with extensive experience in numerous areas of the real estate field, including, management, brokerage, title and finance. Mr. Rubin is active in the Lakewood NJ community, where he manages a free loan society, and sits on the Township Rent Control Board, the Board of Congregation Ohr Meir and other community involvement.

Matt Rothman

Matt Rothman, aged 28, is the owner of MorFra Designs, a wholesale jewelry company supplying retailers and catalog companies throughout the U.S. MorFra specializes in cubic zirconia silver jewelry. Prior to the formation of MorFra in 2003, Mr. Rothman was for 1 year vice president - sales at Designs by FMC, Inc., a manufacturer and distributor of gold and silver jewelry, selling to large retail chains, through catalogues and various cable television channels. Mr. Rothman also serves as a consultant to Global Equities, a real estate investment company with interests in residential and commercial real estate. Mr. Rothman is the son of Samuel Rothman, an investor in the Company and an investor and control person of Global Equities. “

Principal Stockholders and Holdings of Management - page 20

30. The Monarch shares were retired on September 25, 2005. Please refer to FN 4 to the December 31, 2005 Financial Statements.

Business - page 24

31. - 33. We have clarified the disclosures as follows:

“CYBRA Corporation owns the trademark for MarkMagicTM. MarkMagicTM is not patented. It is protected by use of standard secure software keys that are locked to specific computer serial numbers. Computer source code is not distributed with the product.”;

“business software products. Vendors of these business software products resell MarkMagicTM to their customers. In addition, CYBRA sells MarkMagicTM direct to businesses needing RFID and bar code labels, as well as electronic forms.”;

“CYBRA Corporation’s annual revenues are derived from hundreds of customers. No one customer’s purchases exceed 12% of CYBRA’s total annual revenues.”

The Market - page 29

34. - 36. We have deleted the referenced material and added the following:

“THE MARKET

A number of market research companies cover the RFID marketplace as a whole, and are often quoted as sources for market performance and projections. The leading analysts in this space are: Venture Development Corporation of Natick, MA,and ID TechEx, of Cambridge, United Kingdom.

The RFID Business as a whole
Earlier this year IDTechEx estimated that in 2006 the global RFID market would see 1.3 billion tags shipped valued $2.6 billion, which would grow very quickly to $12.4 billion in 2010, and to $26 billion in 2016.

The firm believes there are about 10,000 instances of RFID being used. The number of new cases is growing rapidly, with IDTechEx analysing and recording about 60 a month.

RFID Printer/Encoder Sales
According to Venture Development Corporation, the global market for radio frequency identification (RFID) printer/encoders and applicators reached an estimated $11 million in 2005, but the market is set for significant growth and could exceed $200 million within five years,

According to VDC,  unit shipments of RFID printer/encoders and applicators approached 4,000 last year and are expected to exceed 90,000 by 2010. VDC anticipates a compound annual growth rate (CAGR) of nearly 80 percent through 2010.

Over 96 percent of the total RFID printer/encoder market is derived from three verticals markets: CPG, health care and government. Although these verticals represent the vast majority of RFID printer/encoder sales, VDC anticipates the strongest growth from the pharmaceutical market. However, unlike the CPG, government and pharmaceutical supply chains, UHF EPC is not mandated for tracking medical supplies. The health care vertical represented nearly 17 percent of the total RFID printer/encoder market in 2005 and is expected to grow nearly 64 percent annually throughout the next 5 years.

RFID by Vertical

According to Venture Development Corporation the global market for:

•
RFID systems in the retail Consumer Product Goods vertical reached an estimated $161 million in 2005, with hardware accounting for approximately 41%. VDC anticipates a compounded annual growth rate (CAGR) of nearly 57% over the next five years, with revenue shipments exceeding $1.5 billion in 2010.

•
RFID systems in the pharmaceutical vertical reached an estimated $9.3 million in 2005, with hardware accounting for approximately 42%. VDC anticipates a compounded annual growth rate (CAGR) of nearly 118% over the next three years, with revenue shipments exceeding $96 million in 2008.

•
RFID systems in the health care vertical reached an estimated $45 million in 2005, with hardware accounting for approximately two-thirds of the market. VDC anticipates a compounded annual growth rate (CAGR) of 44% over the next five years, with revenue shipments exceeding $279 million in 2010.

•
RFID systems in the automotive vertical reached an estimated $312 million in 2005. Hardware accounted for nearly 56% of the market (excluding transponder revenues for automobile immobilization and keyless entry). VDC anticipates a compounded annual growth rate (CAGR) of 20% through 2010, with revenue shipments projected to exceed $765 million within five years.

•
RFID systems in the government vertical reached an estimated $269 million in 2005, with hardware accounting for nearly 53% of the market. VDC anticipates a compounded annual growth rate (CAGR) of roughly 34% through 2010, with revenue shipments projected to exceed $1,155 million within five years.

•
RFID systems spending for retail in-store applications reached nearly $88 million globally in 2005, VDC forecasts growth of more than 35% per year in retailer spending on RFID for in-store point-of-sale (POS) applications through 2010, when the market is expected to reach nearly $400 million.

•
RFID systems in the transportation vertical reached an estimated $767 million in 2005, with hardware representing approximately 40% of the market. VDC forecasts a compounded annual growth rate (CAGR) of 22% through 2010, with revenue shipments projected to approach more than $2 billion within five years.

•
RFID systems in the electronics vertical reached an estimated $34 million in 2005. VDC anticipates a compounded annual growth rate (CAGR) of 42% through 2010, with revenue shipments projected to approach $200 million within five years.”

We are also providing supplemental material which supports the statements contained in this section.

Competition - page 31

37. We have revised the section to read as follows:

“In our current market, which can be defined as IBM i5 users of bar code and RFID labeling, CYBRA faces one serious competitor, a private company of similar size to CYBRA. The competitor entered the bar code labeling software arena a few years before we did. To the best of our knowledge the competitor has a larger base of i5 bar code labeling customers than we have. The competitor’s base price is lower than ours, but additional features can level out the price difference. To the best of our knowledge, the competitor sells software only, and does not offer bar code and RFID equipment, supplies or services.

As we move beyond the IBM i5 platform in 2007, we anticipate a number of competitors. Many of these we believe are well financed and have large customer installed bases. We expect CYBRA’s appeal will be based on our multiple platform support, multiple document type support and our experience and track record in integrating with business software packages.

In the RFID market we anticipate that we will face many competitors as the market grows. Many of these will be large companies - both public and private. There are currently no clearly dominant players in the RFID space. We anticipate that CYBRA’s appeal will be based on our multiple platform support and our experience and track record in providing solutions for developers of business software packages.”

Research and Development

38. We have added the following disclosure:

“In fiscal year 2004 CYBRA Corporation spent $293,936 on Research and Development activities. In fiscal year 2005 CYBRA Corporation spent $149,625 on Research and Development activities. All costs were borne directly by CYBRA. No customers paid for these activities in any direct fashion.”

Management’s Discussion and Analysis and Plan of Operation - page 33

39. The Company has no off-balance sheet arrangements.

Where you can find more information - page 33

40. The correct address has been included in this amendment.

Financial Statements

41.  Page F-3. Debt forgiveness income was not reported as an extraordinary item, only an item listed separately. Nonetheless, to fully comply with the SEC’s comment change, “INCOME (LOSS) BEFORE NONRECURRING ITEM” to “DEBT FORGIVENESS INCOME” and eliminate separate line “NONRECURRING INCOME”.

42. Page F-5. We added sentence at bottom of page after last sentence. “These costs have been included in general and administrative expenses”.

43. Page F-11. Note 6, 2nd paragraph. We added “As the amount of the forgiveness was not considered material, it was adjusted against general and administrative expense.”

44. Page F-15, F-16 and F-17 we added “(UNAUDITED)” to top of each page after the heading but before the body of the statement

Exhibits

45. All material exhibits were filed with the original filing. We have filed with this Amendment the Company's Form Q Reseller Agreement and International Reseller Agreement and the consents of Messrs. Rubin and Rothman.

Signatures

46. The principal accounting officer, Mr. Brand, has been identified.

Please contact the undersigned (212-810-2430, Ext. 300) should you require additional information.

Very truly yours,

/s/ Thomas G. Amon
Thomas G. Amon

cc: CYBRA Corporation
Bernstein & Pinchuk, LLP